[redacted]

13014226

SECURITI ... IISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 17 2013
Washington DC

KH 5/21

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SEC FILE NUMBER
8-52771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caldwell International Securities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7635 FM 32
(No. and Street)

Fischer (City) Texas (State) 78623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/21

OATH OR AFFIRMATION

I, Lennie S. Freiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caldwell International Securities Corporation, as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA YATES FREIMAN
My Commission Expires
July 23, 2013

Signature

President

Title

Notary Public

State of Texas County of Comal
Sworn to and subscribed before me this 15th day of May, 2013
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALDWELL INTERNATIONAL SECURITIES CORPORATION

March 31, 2013

Report Pursuant to Rule 17a-5(d)

CF ACCOUNTANTS CONSULTANTS

CALDWELL INTERNATIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2013

CALDWELL INTERNATIONAL SECURITIES CORPORATION

CONTENTS

ACCOUNTANTS CONSULTANTS

Independent Auditor's Report

To the Board of Directors of
Caldwell International Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Caldwell International Securities Corporation as of March 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 10, 2013

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2013

ASSETS

Cash	$ 511,204
Receivables from broker/dealers and clearing organizations	77,548
Property and equipment at cost,	
net of $1,100 accumulated depreciation	-0-
Other assets	22,801
	$ 611,553

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 5,467
Commissions payable	411,510
Note payable to shareholder	49,367
Federal income taxes payable	3,500
	469,844
Shareholder's equity	
Common stock, 50,000 shares authorized, $1 par	
value, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	88,756
Retained earnings	47,953
Total shareholder's equity	141,709
	$ 611,553

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended March 31, 2013

Revenues	
Commissions and concessions	$ 4,141,082
Interest income	9,366
	4,150,448
Expenses	
Commissions, clearing and execution charges	3,414,910
Communications	6,090
Promotional	800
Regulatory fees	32,290
Interest expense	4,984
Other expenses	759,022
	4,218,096
Loss before income tax provision (benefit)	(67,648)
Provision (benefit) for federal income taxes	(11,745)
Net loss	$ (55,903)

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2012	$ 5,000	$ 88,756	$ 103,856	$ 197,612
Net loss			(55,903)	(55,903)
Balances at March 31, 2013	$ 5,000	$ 88,756	$ 47,953	$ 141,709

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2013

Balance at March 31, 2012	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2013	$ -0-

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2013

Cash flows from operating activities	
Net loss	$ (55,903)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivables from broker/dealers and clearing organizations	(17)
Increase in other assets	(8,808)
Decrease in accounts payable	(3,341)
Increase in commissions payable	171,251
Decrease in federal income taxes payable	(19,550)
Net cash provided (used) by operating activities	83,632
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	83,632
Cash at beginning of year	427,572
Cash at end of year	$ 511,204

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 4,984
Income taxes	$ 7,872

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Caldwell International Securities Corporation (the "Company") was incorporated in the Commonwealth of the Bahamas on July 27, 2000. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's principal business activity is the sale of securities. The Company's customers are located throughout the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation is provided using the straight-line method over a seven year period.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision or benefit for federal and state income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted ("U.S. GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Clearing Agreement with Off-Balance Sheet Risk

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded options and mortgaged-backed to-be announced ("TBA's") securities. These derivative financial statements are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

To facilitate the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer ("Clearing Broker/dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The agreement may be terminated by either party with 90 days prior notification. The Company is required to have a $75,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is prohibited from entering into similar agreements without written consent of the Clearing Broker/dealer. The Clearing Broker/dealer may terminate this agreement by giving 45 days prior written notification or 5 days written notification with cause. The Company may terminate with 60 days prior written notification only in the event that the Clearing Broker/dealer materially defaults on its obligation to the Company.

In addition, the Company has also entered into an agreement with a Futures Commission Merchant ("FCM") as a guaranteed introducing broker to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts and other financial instruments to FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by FCM. The customer account is therefore maintained and recorded in the books and records of FCM on the Company's behalf. This agreement may be terminated by either party with 30 days prior notification.

In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2013, the Company had net capital of approximately $118,908 and net capital requirements of $31,323. Company's ratio of aggregate indebtedness to net capital was 3.95 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Note Payable to Shareholder

The Company has a note payable to the Company's sole shareholder. Terms of this note state that any outstanding balance bears an interest rate of 10% and is due on demand. The remaining balance at March 31, 2013 is $49,367.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2013

Schedule I

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2013

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 141,709
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		141,709
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 22,801	22,801
Net capital before haircuts on securities positions		118,908
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 118,908

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 5,467
Commissions payable	411,510
Note payable to shareholder	49,367
Federal income taxes payable	3,500
Total aggregate indebtedness	$ 469,844

Schedule I (continued)

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 31,323
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 31,323
Net capital in excess of required minimum	$ 87,585
Excess net capital at 10%	$ 71,924
Ratio: Aggregate indebtedness to net capital	3.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$ 138,116
Increase in accounts payable and accrued expenses	(3,500)
Increase in non allowable assets	(15,708)
Net capital per audited report	$ 118,908

Schedule II

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Caldwell International Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Caldwell International Securities Corporation (the "Company"), as of and for the year ended March 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 10, 2013

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended March 31, 2013

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

3/31 13

SIPC-7

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

CALDWELL INTERNATIONAL SECURITIES, CORPORATION
7665 F M 32
FISCHER, TX 78623

	$ 9,108
	367.65
	8,740.35
overpayment carried forward.	$ 8,740.35

$ 8,740.35

$

Caldwell International Sec. Corp.

Dennis S. Freeman

President

30 April 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Reviewed

Forward Copy

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

beginning 4/1/12
and ending 3/31/13

Eliminate cents

4,150,448

307,946

975.39

Errer & Omissions Reimbursement	54,272	
Administrative Fees	47,491	101,743
Loss on Sale of Asset	(500)	

507,228

3,643,220

9,108